May 12, 2020

FORM C-AR: Annual Report



Jetson AI, Inc.
251 W 30th Street
Suite 507
New York, NY 10001
407-579-2560
www.jetson.ai

**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2019**

This Form C-AR (including the cover page and all exhibits attached hereto, (the "Form C-AR") is being furnished by Jetson AI, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding under Securities Act of 1933, as amended, for the fiscal year ended December 31, 2019 (the "Securities"). A copy of this report may be found on the Company's website at www.jetson.ai.

The Company has raised $1,070,000 from investors in the offering of Securities described in the previously filed Form C, as amended, and this Form C-AR. The offering closed on October 1, 2019.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.jetson.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its

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reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Jetson AI, Inc. (the "Company") is a Delaware corporation, formed on June 16, 2017. The Company is currently also conducting business under the name of Jetson. The Company is located at 251 W 30th Street, Suite 507, New York, NY 10001. The Company's website is www.jetson.ai. The information available on or through our website is not a part of this Form C-AR.

Description of the Business

We are a voice-first marketplace provider that designs technologies to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. Our technology is capable of having multi-step conversations with customers, in which it can accurately respond to various customer requests and process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. Businesses can either integrate the technology into their existing systems or use the newly released Jetson application program interface (API) to build custom voice technology solutions. We will charge a subscription fee for the SaaS platform which clients may pay either monthly or on an annual basis.

Business Plan

Currently, we are focused on selling its technology to small and medium sized businesses. We distribute our technology online, through our direct sales force, and through a variety of indirect distribution channels such as value-added resellers and partners. We offer three different pricing models for our technology:

- Jetson
- Jetson Annual
- Enterprise

Our initial target customer base includes restaurants and eCommerce retail sites. Pricing includes a flat monthly or annual fee (i.e. Software-as-a-Service), a licensing fee, and merchant fees. Licensing fees are a flat percentage of each order placed through Jetson. The licensing fee was introduced as a way to license the intelligence system back to the user, in order to monetize the machine learning algorithm which is continually learning based on increased order volume.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Voice commerce dashboard	With the Company's technology, businesses can use its dashboard to sell products and services through voice assistants like Alexa or Google Home.	Retailers and restaurants can use the technology in order to sell through voice channels. Consumers (customers of these retailers and restaurants) are the end users.

We are focused on the continuous improvement of our core technology.

We license our technology directly to small and medium sized businesses online and through our direct sales force. We also employ a variety of indirect distribution channels such as value-added resellers and partners.

Competition

Our primary competitors are Clinc, Orderscape, Voicify, and Voysis.

We compete most directly with other voice AI companies providing an end-to-end solution to businesses that want to join the voice commerce industry. When it comes specifically to voice commerce, we believe we can maintain a first-mover advantage by partnering with enterprises that serve as go-to-market partners. General competition in the voice industry includes technology owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in customer/consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality, value, and convenience of our product are the critical factors for the success of our company.

Customer Base

The Company markets its technology primarily to small and medium-sized retailers with an e-commerce strategy as well as restaurants with a digital presence.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62630457	Speech recognition ordering system and related method	The Company filed a patent related to a speech recognition ordering system based on a configuration that provides additional ordering prompts in response to speech input into an audio input device with microphone. The patent aims to be fairly encompassing of the entire process of multi-step ordering. The patent also covers conversational ordering through text-based messaging.	February 14, 2018	Pending	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
0129363	Speech recognition software	JETSON	August 11, 2017	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of digital content, e-commerce, intellectual property ownership and infringement, tax, data privacy requirements, labor and advertising among others. Compliance with these laws, regulations and similar requirements may be onerous and expensive, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Peter Peng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetson AI: Founder and CEO, April 2017 – Present

> Responsible for overseeing business strategy, development, and leadership.

UniKey Technologies: Head of Marketing and Design, December 2015 – April 2017

> Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership, and providing support across all projects in order to make an impact on the access control industry.

Name

John P. Caparella

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VSS Southern Theatres: CEO, January 2017 – Present

Responsible for providing leadership, strategy, and development for a business operating movie theatres across the U.S., under The Movie Tavern brand.

The Madison Square Garden Company (MSG): Executive Vice President, Venue Management, October 2015 – July 2016

Responsible for all operations for MSG's portfolio of venues including Madison Square Garden, Radio City Music Hall, The Beacon Theatre, The Chicago Theatre, and The Forum.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Peter Peng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, April 2017 - Present

See "Directors-Peter Peng" above for Mr. Peng's full biographical information.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seven employees and two independent contractors.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest. You should carefully consider each of the following risks, together with all other information set forth in this Form C-AR, including the financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation on June 16, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the

outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

In general, demand for our products and services is correlated with general economic conditions.
A portion of our revenue is correlated to discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, our existing customers and target market may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients. or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we are likely to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our

confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are reliant on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The development and commercialization of our product is competitive.
We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The amount of capital the Company raised to date is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in our prior securities offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's success depends on the experience and skill of its executive officers, key employees and the board of directors.
In particular, the Company is dependent on Peter Peng who is Founder and CEO of the Company. The Company may enter into an employment agreement Peter Peng although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Peter Peng or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Peter Peng in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Peter Peng dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement.

Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Holders of the Crowd Notes who are not "Major Investors" granted a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, do not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy such Holders are giving up their right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note are not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

Purchaser in this Offering represented that they were purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Holder of the Crowd Note will realize a return on their investment or that they will not lose their entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering of the Crowd Note, the Company's current owners of 20% or more beneficially owned up to 58.02% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we arbitrarily set the price.
We arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Holder of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Holders of Crowd Note will be able to demand repayment of their investment. With respect to Holders of Crowd Note who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Holders of Crowd Note demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Holders of Crowd Note who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Holders of Crowd Note could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	18,500,000
Amount outstanding	15,666,110
Voting Rights	Standard common stock voting right including right to vote in elections for the board of directors and proposed operational alterations
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	91.26%

Additionally, the company has 1,500,000 (1.5 million) shares of common stock reserved for stock plans pursuant to its stock incentive plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount authorized	N/A
Amount outstanding	$50,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Note will convert at a 10% discount to the price-per-share paid in a Qualified Financing in which preferred stock is issued.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Convertible Note
Amount authorized	N/A
Amount outstanding	$100,000
Interest rate and payment schedule	4% annually, payable at maturity
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured debt.
Maturity Date	May 7, 2021
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Note will convert with a 20% discount or valuation cap of $6 million in conjunction with Qualified Financing of at least $2,500,000 ($2.5 million).
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	3,246,110	$1,147,500	Business and product development	March – November 2018	506(b) Section (a)(2)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	N/A	$100,000	Business and product development	May 2019	506(b) Section (a)(2)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	N/A	$50,000	Business and product development	February 2019	506(b) Section (a)(2)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	N/A	$1,070,000	Business and product development	September 2019	Section 4(a)(2) and Regulation D

The Company has the following debt outstanding:

See the above - referenced Convertible Note in this section.

Type of debt	Small Business Administration Paycheck Protection Program Bank loan
Name of creditor	Cross River Bank, Inc.
Amount outstanding	$100,457.50

Interest rate and payment schedule	1% of original principal balance payable over two years; subject to 100% forgiveness.
Amortization schedule	Up to two years.
Describe any collateral or security	None
Maturity date	April 25, 2022

Ownership

A majority of the Company is largely owned by Peter Peng.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Peter Peng	58.02%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

We generated revenue of $16,748 in 2019 compared to $8,494 in 2018. This is an increase of $8,254 or 97%. The increase in revenue is attributable to our increased marketing efforts, which has enabled us to sell our products to more customers.

Our cost of revenue, which consists of subscription service fees and merchant fees associated with processing the subscription fee payments, increased from $927 in 2018 to $2,552 in 2019, which is an increase of $1,626 or 175%

Our gross profit increased from $7,567 in 2018 to $14,195 in 2019, which is an increase of $6,628 or 88%. The increase in gross profit is attributable to an increase in the number of subscriptions to our products.

Our total operating expenses increased from $759,496 to $1,076,225 or $316,729. This constitutes a 42% increase and is attributable to payroll costs for developers and executive officers. Our operating expenses include compensation expense and general and administrative expense.

Our loss from operations increased from $751,929 in 2018 to $1,062.030 in 2019 for a total increase of $310,101 or 41%. The reason for the increase in operating loss is due mainly to the increase of salaries for development efforts.

Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $651,110, accounts receivable of $15,313 and amounts due from related parties of $7,256. Our total assets were $673,878 as of December 31, 2019.

As of December 31, 2019, we had accounts payable and accrued expenses of $8,718 constituting our total current liabilities as of such date. In addition, as of December 31, 2019, we had a total of $1,235,137 in long term liabilities.

We believe that we have sufficient cash on hand and other capital resources, including income from operations, that will permit us to operate for at least the next twelve months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person / Entity	John Caparella
Relationship to Company	Director
Total amount of money involved	$50,000
Benefits or compensation received by related person	Potential investment returns
Benefits or compensation received by Company	Funds for business and product development
Description of the transaction	Purchase of SAFEs convertible to preferred stock at a 10% discount to standard preferred stock sold in a qualifying equity financing event.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Peng
(Signature)

Peter Peng
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John P. Caparella
(Signature)

John P. Caparella
(Name)

Director
(Title)

May 12, 2020
(Date)

/s/Peter Peng
(Signature)

Peter Peng
(Name)

CEO and Director
(Title)

May 12, 2020
(Date)

I, Peter Peng, being the CEO of Jetson AI, Inc., a Corporation (the "Company"), hereby certify as of this 12th day of May, 2020, that

(i) The accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2018 and 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The information herein relating to the Company's tax returns for the year ending December 31, 2019 and 2018, along with the tax return information provided in the Financial Statements reflects accurately the information that was reported in such tax returns.

/s/Peter Peng
(Signature)

Peter Peng
(Name)

Director
(Title)

May 12, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements



JETSON AI, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

INDEX

1.   *Balance Sheets as of December 31, 2019 and 2018 (unaudited)*
2.   *Statements of Operations for the years ended December 31, 2019 and 2018 (unaudited)*
3.   *Statement of Stockholders' Equity as of December 31, 2019 (unaudited)*
4.   *Statements of Cash Flow for the years ended December 31, 2019 and 2018 (unaudited)*
5.   *Notes to the unaudited financial statements.*

Jetson, AI
Balance Sheets
(unaudited)
December 31,

		2019		2018
Assets				
Currents Assets				
Cash and cash equivalents	$	651,110	$	2,915
Accounts receivable		15,313		-
Due from related parties		7,256		90
Total current assets		673,678		3,006
Total assets	$	673,678	$	3,006
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued expenses	$	8,718	$	7,151
Total current liabilities		8,718		7,151
Convertible notes				
Crowd funding notes		1,226,419		-
Investments - convertible notes				
Total liabilities		1,235,137		7,151
Stockholders' equity				
Common stock, $0.01 par value, 20,000,000 shares authorized, 15,816,110 and 14,166,110 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively		158,161		141,661
Additional paid-in capital		1,094,339		606,123
Accumulated deficit		(1,813,959)		(751,929)
Total stockholders' deficit		(561,459)		(4,145)
Total liabilities and stockholders' deficit	$	673,678	$	3,006

See unaudited notes to the financial statements.


Jetson AI, Inc.

Statements of Operations

For the years ended December 31,

(unaudited)


		2019		2018
Revenue	$	16,748	$	8,494
Cost of revenue		2,552		927
Gross profit (loss)		14,195		7,567
Operating expense:				
Compensation expense		666,151		402,052
General and administrative expense		410,074		357,444
Total operating expenses		1,076,225		759,496
Loss from operations		(1,062,030)		(751,929)
Other income (expense):		-		-
Total other expense		-		-
Net loss before income taxes		(1,062,030)		(751,929)
Provision for income taxes		-		-
Net loss	$	(1,062,030)	$	(751,929)
Net loss per share - basic and diluted	$	(0.07)	$	(0.06)
Weighted average shares outstanding-				
basic and diluted		14,826,341		13,457,812

See unaudited notes to the financial statements.

Jetson AI, Inc.
Statement of Stockholders' Deficit
December 31, 2019

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at February 13, 2018 (inception)	-	$ -	$ -	$ -	$ -
Shares issued at inception	10,920,000	109,200	(104,200)		5,000
Shares issued - convertible notes	3,246,110	32,461	710,323	-	742,784
Shares issued - crowd funding notes				-	-
Net loss for the year		-	-	(751,929)	(751,929)
Balance at December 31, 2018	14,166,110	$ 141,661	$ 606,123	$ (751,929)	$ (4,145)
Shares issued for convertible notes	150,000	1,500	503,216	-	504,716
Shares issued for compensation	1,500,000	15,000	(15,000)		-
Fair value of warrants issued					-
Net loss for the year				(1,062,030)	(1,062,030)
					-
Balance at December 31, 2019	15,816,110	$ 158,161	$ 1,094,339	$ (1,813,959)	$ (561,459)

See unaudited notes to financial statements.

Jetson AI, Inc.

Statements of Cash Flow

For the years ended

December 31,

	2019		2018
	(unaudited)		(unaudited)
Cash flows from operating activities			
Net loss	$ (1,062,030)	$	(751,929)
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable	(15,313)		-
Due from related party	(7,165)		(90)
Accounts payable and accrued expenses	1,568		7,150
Net cash used in operating activities	(1,082,940)		(744,869)
Cash flows from investing activities			
	-		-
Net cash flows from investing activities	-		-
Cash flows from financing activities			
Proceeds from issuance of stock-crowd funding notes	504,716		742,784
Net advance from related parties	1,226,419		-
Proceeds from convertible notes	-		5,000
Net cash provided by financing activities	1,731,135		747,784
Net effect of exchange rates change	-		-
Net increase in cash	$ 648,195 4		2,915
Cash at the beginning of the year	2,915		-
Cash at the end of the year	$ 651,110	$	2,915
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ -	$	-
Cash paid for income taxes	$ -	$	-

See unaudited notes to financial statements.



JETSON AI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetson AI, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in New York. The Company develops software for use in the restaurant, hospitality and retail industries.

NOTE B – GOING CONERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern.

The Company has an accumulated deficit of $1,813,959 as of December 31, 2019. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through equity offering via Reg A and other fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 30, 2021 (one year after the date of this annual report on Form C-A/R). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently has few products for commercialization, and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating

plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months of less when purchased.

Revenue

The Company recognizes revenue in accordance with ASC 606, *Revenues from Contracts with Customers.* Revenues are recognized based upon the following criteria:
1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract

5. Recognize revenue when or as the Company satisfies a performance obligation

Development Costs

The Company expenses software development costs in the period incurred.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset.

Rent

During 2018, the Company occupied leased office space. In early 2019 the Company and its landlord agreed to cancel the lease and grant a mutual release. In 2019 the Company leased office expense on a month to month basis. There are no future minimum lease payments due under the lease. No right of asset or liability is reflected on the Company's balance sheet as of December 31, 2019.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

During 2018, the Company adopted an equity incentive plan ("the Plan") for the purpose of attracting and retaining highly qualified personnel. The Company reserved 1,500,000 shares of its common stock for issuance under the Plan. The Company accounts for stock options issued to employees under ASC 718 *Stock Compensation.* Under ASC 718 share-based compensation expense to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company adopted ASU 2018-07, which permits the measurement of stock options at their intrinsic value, instead of fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that the option compensation granted by the Company may have an intrinsic value of $0. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 *Equity.* The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, "*Income Taxes.*" Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state, and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, and compliance with federal, state, and city tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified

effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified

effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In February 2016 the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public companies. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, *"Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory",* which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is currently evaluating the impact of the new standard.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *"Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement",* which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its financial statements.

NOTE C – FAIR VALUE MEASUREMENTS

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

The Company's Chief Operating Officer left the Company in March 2020 to pursue other interests.

The Company received approximately $100,000 from the Payroll Protection Program offered by the Federal government included in the COVID-19 stimulus initiatives.

In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. This virus continues to spread around the world, resulting in business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the company could be materially adversely affected. The extent to which the coronavirus may impact business activity or results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.

Management considered events subsequent to the end of the period but before April 30, 2020, that date that the financial statements were available to be issued.